 Exhibit 99.1

StoneCo. Announces $467.5 million credit facility from DFC to strengthen working capital of micro, small, and medium businesses

GEORGE TOWN, Grand Cayman, December 18th, 2023 - StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or “the Company”) announced that it has obtained a commitment of US$467.5 million in the form of a revolving securitization facility from the United States International Development Finance Corporation (DFC), an agency of the United States government. The facility, which has a final maturity of seven years, and a six-month availability period, acquires accounts receivables due by over twenty different non-systemic important Brazilian financial institutions that are credit card issuers, on a non-recourse basis. It will further strengthen Stone's ability to offer prepayment of receivables to micro, small, and medium-sized businesses (MSMBs), which use the solution to optimize cash flow, financial flexibility and improve management. The closing of the transaction is subject to customary conditions precedents.

Stone's prepayment of receivables, including with the proceeds from the new DFC facility, supports retailers by enabling installment sales in a simple, agile way and with immediate liquidity. The focus of the facility is to support businesses that are women-led or have the majority of the workforce composed of women. The intention is that the resource will mainly impact entrepreneurs in the North and Northeast regions of Brazil.

“Micro, small and medium-sized entrepreneurs account for a significant part of GDP. Aligned with our purpose, DFC’s credit facility allows us to offer better products and services to our customers and contribute to the socioeconomic development of our country”, says Pedro Zinner, CEO of StoneCo. “With the resources obtained, we will be able to further leverage our solutions to support entrepreneurs seeking to scale their businesses. At the same time, we generate a strong positive impact on society, boosting local commerce, creating job opportunities, and leveraging economic activity."

“With this deal, Stone is also pledging to become part of the 2X Global Challenge, not only because of the focus on supporting businesses with women ownership or with the majority of their workforce being women but committing to certain KPI reports in our workforce and leadership”, says Carol da Costa, Chief Impact & Sustainability Officer. This new transaction reinforces the company's commitment to strengthening the entrepreneurship ecosystem in the country, focusing on supporting developing communities.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co